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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                             ____________________

                                   FORM 15
                             ____________________

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number:  1-6528

                       WALLACE COMPUTER SERVICES, INC.
            (Exact name of registrant as specified in its charter)

                               2275 Cabot Drive
                             Lisle, IL 60532-3630
                                (630) 588-5000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Common Stock, par value $1.00 per share; Series A Preferred Stock Purchase
Rights
           (Title of each class of securities covered by this Form)


                                     None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)    [X]                     Rule 12h-3 (b)(1)(ii)   [  ]
Rule 12g-4 (a)(1)(ii)   [ ]                     Rule 12h-3 (b)(2)(i)    [  ]
Rule 12g-4 (a)(2)(i)    [ ]                     Rule 12h-3 (b)(2)(ii)   [  ]
Rule 12g-4 (a)(2)(ii)   [ ]                     Rule 15d-6              [  ]
Rule 12h-3 (b)(1)(i)    [X]


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              Approximate number of holders of record as of the
                        certification or notice date:

                1.  Common Stock: One.
                2.  Series A Preferred Stock Purchase Rights: None.


        Pursuant to the requirements of the Securities Exchange Act of 1934, Wallace Computer Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

Dated: May 28, 2003


                                By:            /s/ Theodore J. Theophilos
                                _________________________________________
                                      Name:     Theodore J. Theophilos